August 23, 2010

BY EDGAR CORRESPONDENCE AND HAND DELIVERY

Ms. Ellie Bavaria

Special Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 Fifth Street, N.E.

Washington, D.C. 20549-3628

Re:	United Mexican States
Registration Statement under Schedule B, as amended
File No. 333-167916
Filed June 30, 2010 and July 8, 2010

Form 18-K for Fiscal Year Ended December 31, 2008, as amended
File No. 333-03610
Filed October 19, 2009 and amended January 11, January 19, March 4,
March 11, April 6, April 13 and July 8, 2010

Dear Ms. Bavaria:

By letter dated July 26, 2010, the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) provided certain comments on (1) the Registration Statement under Schedule B, filed by the United Mexican States (“Mexico”) on June 30, 2010, and amended by Pre-Effective Amendment No. 1 filed on July 8, 2010 (as amended, the “Registration Statement”), (2) Amendment No. 7 to Mexico’s Annual Report on Form 18-K/A, filed on July 8, 2010 (“18-K Amendment No. 7”) and (3) Mexico’s Annual Report on Form 18-K for its Fiscal Year Ended December 31, 2008, filed on October 19, 2009 (the “2008 Annual Report”).

As requested by the Staff, set forth below are Mexico’s responses to the comments. For your convenience, we have reproduced below the Staff’s comments and have provided Mexico’s responses immediately below the comments. With this letter, Mexico is filing Pre-Effective Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment No. 2”) and Amendment No. 9 to the Mexico’s Annual Report on Form 18-K for the year ended December 31, 2008 (“18-K/A Amendment No. 9”). We are providing supplementally to the Staff marked copies of Pre-Effective Amendment No. 2 and 18-K/A Amendment No. 9 showing all changes since the filing of the Registration Statement and the 18-K/A Amendment No. 7, including changes being made in response to the Staff’s comments. We make page references in the responses set forth below as indicated to either the pages in the marked versions of Pre-Effective Amendment No. 2 or the pages in 18-K/A Amendment No. 9 as filed electronically via EDGAR on the date hereof.

Registration Statement under Schedule B

Cover Page

1.	The cover page indicates that you may offer up to U.S. $80,000,000,000 of global, medium-term notes while the facing page states that you may offer U.S. $5,000,000,000 of debt securities and/or warrants and an additional U.S. $649,879,415 of securities pursuant to Rule 419. Please clarify on the cover page the amount of securities you have registered in the United States.

In response to the Staff’s comment, we have added a reference on the cover page of the prospectus supplement to the amount of medium-term notes that may be sold in the United States, which currently is U.S. $5,355,047,590. This number was adjusted downward to reflect sales under Mexico’s registration statement No. 333-151501 after the filing of the Registration Statement.

About this Prospectus, page S-3

2.	Revise the third paragraph or provide additional language to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws. Please make corresponding changes to page A-2.

In response to the Staff’s comment, we have deleted the third paragraph on page S-3 of the prospectus supplement and are making a corresponding change on page A-2 of the prospectus supplement.

Early Repayment, page S-20

3.	Noting that the entity once known as the National Association of Securities Dealers is now part of the Financial Industry Regulatory Authority, please revise your references to the National Association of Securities Dealers under this heading and wherever else it may be necessary.

In response to the Staff’s comment, we have made the requested revisions to the prospectus supplement included in Pre-Effective Amendment No. 2.

Undertakings, page II-1

4.	Please include all of the undertakings set forth in Item 512(a) of Regulation S-K.

In response to the Staff’s comment, we have revised Part II of the Registration Statement to include the undertaking required by Item 512(a)(6), which is, we believe, the only relevant undertaking not already included in the Registration Statement as originally filed.

Exhibit J

5.	The opinion of the Deputy Federal Fiscal Attorney states that it is based on “Mexican law in force as of the date hereof.” Please be aware that in order for your registration statement to become effective, it will be necessary to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitation from the opinion.

In response to the Staff’s comment, we plan to amend the Registration Statement on its effective date to include a new opinion of the Deputy Federal Fiscal Attorney.

Amendment No. 7 to Annual Report on Form 18-K

General

6.	We note that beginning in 2006 Mexico intensified its efforts to combat drug trafficking and that violence related to drug trafficking has increased recently. Where material, please discuss the impact of escalating drug-related violence on Mexican electoral politics, Mexican public finances and the Mexican economy more generally.

In response to the Staff’s comment, we have included on page 3 of 18-K/A Amendment No. 9 a general discussion of the impact of drug-related violence on the Mexican economy generally.

We would note, however, that despite the recent increase in drug-related violent crime, public security conditions in Mexico, according to figures from the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography of Mexico), the United Nations Office on Drugs and Crime (the “U.N. ODC”) and the Instituto Ciudadano de Estudios sobre la Inseguridad (Citizens’ Institute for Research on Insecurity or ICESI, a Mexican private, non-governmental organization) and measured by the intentional homicide rate, compare favorably with those prevailing in most countries in the Latin American region. For example, according to data from the U.N. ODC, the Mexican homicide rate of 11.6 intentional homicides per 100,000 inhabitants in 2008 was lower than the average for a large sample of countries in the Americas (an average homicide rate of 21.1 intentional homicides per 100,000 inhabitants in 2008, in a sample that includes Argentina, Brazil, Canada, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Mexico, the United States, Uruguay and Venezuela).

Moreover, according to data from ICESI, the increase in the murder rate in Mexico, from 9.7 homicides per 100,000 inhabitants in 2007, to 12.4 in 2008 and then to 14.4 homicides per 100,000 inhabitants in 2009, has been driven by increases concentrated in states located in the north of the country, mainly Chihuahua, Durango and Sinaloa. According to ICESI, the homicide rate in the rest of the country increased only marginally from 2006 to 2009, from 10.6 to 10.7 homicides per 100,000 inhabitants. Despite the recent increases in the homicide rate, the current level of the homicide rate in Mexico remains substantially below the levels displayed 10 or 15 years ago, when the average homicide rate during the 1990-95 period was 17.8. Therefore, while the recent increase in violence in the northern states of Mexico is likely to have affected economic activity in this part of the country, the effect for the country as a whole is unlikely to have been significant.

7.	Where appropriate, please discuss any material impact the Gulf oil spill has had or is expected to have on the Mexican economy, particularly on Mexico’s petroleum and petrochemicals sector.

In response to the Staff’s comment, we note that virtually all of PEMEX’s production of crude oil and natural gas takes place onshore in Mexico or in the shallow waters of the Gulf of Mexico off of the Mexican coast. For this reason, the Gulf oil spill has not had a material impact on the petroleum industry in Mexico or on Mexico’s economy as a whole.

In recent years, PEMEX has conducted seismic studies and has drilled a limited number of exploratory wells in the deep waters of the Gulf of Mexico in Mexican territory, but it has not yet commenced any oil production in deep water areas. While PEMEX’s future exploration and development efforts in the deep waters of the Gulf could be affected by actions taken by the Mexican authorities to prevent an environmental disaster of the type experienced in the Gulf oil spill from occurring in territory exploited by PEMEX, PEMEX does not expect that these effects will be material.

8.	Where appropriate, please discuss any material impact the recent flooding in northeastern Mexico has had or is expected to have on the Mexican economy.

In response to the Staff’s comment, we have included on page 5 of 18-K/A Amendment No. 9 a discussion of the impact the recent flooding in northeastern Mexico has had and is expected to have on the Mexican economy. Mexico will consider whether the recent flooding is sufficiently material to include in Mexico’s Annual Report on Form 18-K for the year ended December 31, 2009.

9.	Where appropriate, please include recent data on the unemployment rate in Mexico.

In response to the Staff’s comment, we have included recent data on the unemployment rate in Mexico on pages 1, 6 and 7 of 18-K/A Amendment No. 9.

Gross Domestic Product, page 1

10.	We note your reference to the global economic recession and the A/H1N1 outbreak as causes of Mexico’s 2009 contraction of gross domestic product in Exhibit D to the 18-K filed on October 19, 2009. Please make reference to these or other factors that caused Mexico’s 2009 contraction of gross domestic product in this discussion as well.

In response to the Staff’s comment, we have included on page 3 of 18-K/A Amendment No. 9 a reference to the global economic recession and the A/H1N1 outbreak as the primary causes of Mexico’s 2009 contraction of gross domestic product.

Petroleum and Petrochemicals, page 3

11.	Please explain why PEMEX’s crude oil exports decreased in 2009, as stated in the first paragraph under this heading. Also, discuss the need to make increasing capital expenditures to develop replacement wells.

In response to the Staff’s comment, we have included on page 7 of 18-K/A Amendment No. 9 a discussion of the decline in PEMEX’s crude oil exports and crude oil production and a discussion of PEMEX’s need to make significant capital expenditures to replace its hydrocarbon reserves.

Central Bank and Monetary Policy, page 4

12.	Please explain why the monetary base as of June 29, 2010 decreased nominally by 8.8% from December 31, 2009.

In response to the Staff’s comment, we have included this explanation on page 9 of 18-K/A Amendment No. 9.

Foreign trade, page 5

13.	Please briefly explain the causes of the trade deficits and declining exports referenced in the first paragraph under this heading, and discuss the reasons for the related improvements in 2010.

In response to the Staff’s comment, we have added on pages 10 and 11 of 18-K/A Amendment No. 9 a discussion of the decline in Mexico’s exports in 2009 and the decrease in Mexico’s trade deficit for the year.

Direct Foreign Investment in Mexico, page 6

14.	Please explain why direct foreign investment in Mexico declined in 2009 compared to 2008.

In response to the Staff’s comment, we have added on page 12 of 18-K/A Amendment No. 9 a discussion of why direct foreign investment in Mexico declined in 2009 as compared to 2008.

15.	We note Spain’s high level of investment in Mexico. Please discuss any impact the European sovereign debt crisis and the recent downgrading of Spain’s sovereign debt have had or are expected to have on Mexican public finances or the Mexican economy more generally.

In response to the Staff’s comment, we supplementally inform the Staff that Mexico does not expect that the European sovereign debt crisis and the downgrading of Spain’s sovereign debt will have a material impact on Mexico’s public finances or the Mexican economy, because the exposure of Mexican banks (including Spanish banks operating in Mexico) to Spanish and European sovereign debt is relatively low. Although the European sovereign debt crisis has resulted in a widening of the spreads at which certain sovereigns’ external bonds trade in the secondary market and has led to concerns regarding the ability of some sovereigns to refinance their maturing debt, Mexico’s credit spreads have performed well—reaching a historical low in August 2010—and Mexico has retained its access to the international financial markets.

Internal Public Debt, page 9

16.	Please explain the reasons for the increasing levels of internal debt described in the first two paragraphs on page 10. If the increases are due to new debt issuances, please explain Mexico’s reasons for any such new debt issuances.

In response to the Staff’s comment, we have added an explanation of the increase in Mexico’s public sector internal debt from 2008 to 2009 on page 15 of 18-K/A Amendment No. 9. We note that this explanation was previously included in the 2008 Annual Report, on pages D-85-86.

External Public Debt, page 10

17.	Please explain why public sector gross external debt grew by $39.4 billion year-over-year from 2008 to 2009, as indicated on page 11. If the increase is due to new debt issuances, please explain Mexico’s reasons for any such new debt issuances.

In response to the Staff’s comment, we have added an explanation of the increase in Mexico’s public sector gross external debt from 2008 to 2009 on page 16 of 18-K/A Amendment No. 9. We note that this explanation was previously included in the 2008 Annual Report, on page D-88.

Annual Report on Form 18-K

Exhibit D

General

18.	We note your discussion of the impact of the global financial crisis on Mexico’s economy on pages D-10 through D-11 and elsewhere in the annual report. Where appropriate, please update the annual report or its amendments to discuss recent material effects of the crisis on the Mexican economy as well as any additional measures the Mexican government has taken to lessen to impact of the crisis on the Mexican economy.

In response to the Staff’s comment, we have included pages 3 and 4 of 18-K/A Amendment No. 9 an updated discussion of the effects of the global financial crisis on the Mexican economy and additional measures the Mexican government has taken to lessen its impact.

19.	Please include a map of Mexico in the annual report.

In response to the Staff’s comment, we will add a map of Mexico in Mexico’s Annual Report on Form 18-K for its fiscal year ended December 31, 2009 (the “2009 Form 18-K”), which we expect to file with the Commission on or about September 30, 2010.

Summary, page D-3

20.	Please disclose the unemployment statistics in this table.

In response to the Staff’s comment, we have included an updated “Summary” table in 18-K/A Amendment No. 9. This table now includes a line with unemployment statistics for each of the periods covered in the summary.

Manufacturing, page D-25

21.	Please explain the causes of the 15.1% contraction of the manufacturing sector during the first six months of 2009, as stated on page D-26.

In response to the Staff’s comment, we have included an explanation of the contraction of the manufacturing sector in 2009 on page 7 of 18-K/A Amendment No. 9.

Tourism, page D-42

22.	Please include more recent data on tourism revenues in Mexico.

In response to the Staff’s comment, we have included data on tourism revenues in Mexico during 2009 and the first six months of 2010 on page 8 of 18-K/A Amendment No. 9.

Regulation, D-55

23.	Please explain the causes of the increasing past-due loan ratios of commercial banks referenced in the last two paragraphs under this heading.

In response to the Staff’s comment, we have included on page 10 of 18-K/A Amendment No. 9 an explanation of the increase during 2009 in the past-due loan ratio of commercial banks and of the steps taken by the National Banking and Securities Commission in response to that increase.

Foreign Trade, page D-60

24.	Please briefly explain the causes of the 2009 export declines, specifically in petroleum and manufactured goods, referenced in the sixth paragraph on page D-61.

In response to the Staff’s comment, we have included on page 10 of 18-K/A Amendment No. 9 an explanation of the causes of the decline in the value of Mexico exports of crude oil and petroleum products and in the value of exports of manufactured goods during 2009.

Revenues, page D-78

25.	Please explain the underlying causes of the decline in public sector budgetary revenues during the first six months of 2009, referenced on page D-79.

In response to the Staff’s comment, we have included on page 13 of 18-K/A Amendment No. 9 an explanation of decline in public sector budgetary revenues during 2009.

Tables and Supplementary Information

26.	Please provide this information as of the most recent practicable date.

In response to the Staff’s comment, we have included beginning on page 19 of 18-K/A Amendment No. 9 updated tables and supplementary information as of June 30, 2010. In Mexico’s 2009 Form 18-K, we will include tables and supplementary information as of December 31, 2009 and as of the most recent practicable date.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Wanda J. Olson at (212) 225-2730.

Sincerely,

/s/ Gerardo Rodriguez Regordosa
Gerardo Rodriguez Regordosa
Deputy Undersecretary for Public Credit